SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            -------------------------

                                (AMENDMENT NO. 1)

                           BERLITZ INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))


                               BENESSE CORPORATION
                      BENESSE HOLDINGS INTERNATIONAL, INC.
                       (Name of Filing Persons (Offerors))

                                SOICHIRO FUKUTAKE
                     (Name of Filing Person (Other Person))

                          COMMON STOCK, PAR VALUE $.10
                           (Title Class of Securities)

                                   08490010-9
                      (CUSIP Number of Class of Securities)

                               MR. KAZUO YAMAKAWA
                               BENESSE CORPORATION
                         3-7-17 MINAMIGATA, OKAYAMA-SHI
                                 700-8686 JAPAN
                                (81)(86) 221-5215

      (Name, Address and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                           MARILYN SELBY OKOSHI, ESQ.
                                COUDERT BROTHERS
                           1114 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-7703
                            TELEPHONE: (212) 626-4400

                            CALCULATION OF FILING FEE
------------------------------------------- -----------------------------------
        Transaction Valuation*                        Amount of Filing Fee*
------------------------------------------- -----------------------------------
------------------------------------------- -----------------------------------
             $ 33,834,271                                   $ 6,766.85
------------------------------------------- -----------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,333,398 shares of common stock, par value $.10 per share (the "Shares"), being all the outstanding Shares as of March 13, 2001 less the number of Shares already owned by Benesse Holdings International, Inc., Benesse Corporation and Mr. Soichiro Fukutake, at a price of $14.50 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:........................ $ 6,766.85
Form or Registration No.: ..................... SCHEDULE TO
Filing Party:.................................. Benesse Corporation, Benesse
                                                Holdings International, Inc. and
                                                Soichiro Fukutake
Date Filed:.................................... April 6, 2001

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[X]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]  AMENDMENT TO SCHEDULE 13d UNDER RULE 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO dated April 6, 2001 (the "Schedule TO") relating to the offer by Benesse Holdings International, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Benesse Corporation, a corporation organized under the laws of Japan ("Parent"), to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Berlitz International, Inc. ("Berlitz") (other than those Shares held by Purchaser, Parent and Mr. Soichiro Fukutake, the President of Parent and the Chairman of Purchaser), at a price of $14.50 per share, net to the seller in cash (less any required withholding taxes), upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal"), copies of which have been filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively.

         All capitalized terms used in this Amendment shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. The item numbers and responses thereto are in accordance with the requirements of Schedule TO.

ITEM 12.          EXHIBITS

         The Offer to Purchase annexed as Exhibit (a)(1) of the Schedule TO is hereby amended and supplemented as follows:

         1. Section I of Special Factors - "Background of the Offer and the Share Exchange" at page 9 is hereby amended and supplemented by deleting the following words in the first paragraph:

         "Purchaser and Parent currently have"

         and inserting the words:

         "the Benesse Group currently has".

         2. Section II of Special Factors - "Purpose of, Reasons for and Effects of the Offer and the Share Exchange" at page 13 is hereby amended and supplemented by deleting the following words in the first paragraph:

         "Parent and Purchaser will review the composition of the Berlitz Board and make such changes as they deem appropriate."

         and inserting the words:

         "the Benesse Group will review the composition of the Berlitz Board and make such changes as it deems appropriate."

         3. Section II of Special Factors - "Purpose of, Reasons for and Effects of the Offer and the Share Exchange" at page 13 is hereby amended and supplemented by inserting the following words immediately before the third sentence of the third paragraph:

         "Mr. Fukutake currently directly owns approximately 2.39% of the outstanding Shares giving him an interest equivalent to approximately $7,558,000 of Berlitz's net book value as of December 31, 2000 and approximately $305,000 of Berlitz's net loss for the year ended December 31, 2000. Immediately following completion of the Offer and the Share Exchange, Mr. Fukutake will have no direct interest in Berlitz's net book value or net earnings or loss. Mr. Fukutake is the President, a Representative Director and the principal shareholder of Parent and, as a result, he may be deemed to control Parent (and through Parent, Purchaser) and have shared voting and dispositive power over the Shares directly owned by Parent and Purchaser. See Section VI - "Interests of Certain Persons"."

         4. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 14 is hereby amended and supplemented by deleting the following words in the first sentence of the first paragraph:

         "Parent and Purchaser believe"

         and inserting the words:

         "The Benesse Group believes".

         5. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 14 is hereby amended and supplemented by deleting the following words in the third sentence of the first paragraph:

         "Parent and Purchaser base their belief"

         and inserting the words:

         "The Benesse Group bases its belief".

         6. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 14 is hereby amended and supplemented by replacing the semi-colon at the end of the first bullet point with a period and adding the following sentence immediately thereafter:

         "Although the Benesse Group recognizes that no unaffiliated representative was retained to act solely on behalf of Berlitz shareholders unaffiliated with the Benesse Group, the Benesse Group nevertheless believes that the Offer is procedurally fair in view of the Berlitz Board's appointment of the Special Committee (comprised entirely of directors not affiliated with the Benesse Group) and the selection and retention by the Special Committee of legal counsel and an independent financial adviser to assist the Special Committee in evaluating the Offer."

         7. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 14 is hereby amended and supplemented by inserting the following words immediately before the fourth sentence in the eighth bullet point:

         "Because at least a majority of the Shares held by persons unaffiliated with the Benesse Group must be voluntarily tendered and not withdrawn in order for the Offer to be consummated, the Benesse Group believes that the Offer is procedurally fair notwithstanding the fact that the Offer is structured as a tender offer and, consequently, no formal vote or consent of at least a majority of the Berlitz shareholders who are not affiliated with the Benesse Group is required in order for the Offer to be consummated."

         8. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the first paragraph:

         "Parent and Purchaser view the estimated valuation ranges in the report of Morgan Stanley Japan as supporting the fairness of the Offer and the Share Exchange to shareholders that are unaffiliated with the Benesse Group, even though Morgan Stanley Japan was not asked to, and did not, express any opinion as to the fairness of the consideration from a financial point of view to Parent, Purchaser or Berlitz."

         and inserting the words:

         "The Benesse Group believes that the analyses employed by Morgan Stanley Japan in its preliminary valuation analysis collectively measure the value of Berlitz on a going concern basis. The Benesse Group has adopted the analyses and estimated valuation ranges contained in the report of Morgan Stanley Japan and views them as supporting the fairness of the Offer and the Share Exchange to shareholders that are unaffiliated with the Benesse Group, even though Morgan Stanley Japan was not asked to, and did not, express any opinion as to the fairness of the consideration from a financial point of view to the Benesse Group or Berlitz. The Benesse Group is not aware of any information relating to Berlitz which would materially affect the validity of the analyses and estimated valuation ranges contained in the report of Morgan Stanley Japan."

         9. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the first full paragraph:

         "Purchaser and Parent believe"

         and inserting the words:

         "The Benesse Group believes".

         10. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the first sentence of the second full paragraph:

         "Parent and Purchaser also believe that their decision"

         and inserting the words:

         "The Benesse Group also believes that its decision".

         11. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the second sentence of the second full paragraph:

         "Parent and Purchaser will receive all"

         and inserting the words:

         "the Benesse Group will receive all".

         12. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the last sentence of the second full paragraph:

         "Parent and Purchaser believe they are offering shareholders a fair price (which is at a substantial premium to pre-announcement Share prices) considering the uncertainty as to whether maintaining or increasing their current investment in Berlitz as a public company would prove at some time in the future to have been their optimum investment strategy."

         and inserting the words:

         "the Benesse Group believes it is offering shareholders a fair price (which is at a substantial premium to pre-announcement Share prices) considering the uncertainty as to whether maintaining or increasing its current investment in Berlitz as a public company would prove at some time in the future to have been its optimum investment strategy."

         13. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the second sentence of the third full paragraph:

         "Parent and Purchaser believe"

         and inserting the words:

         "the Benesse Group believes".

         14. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the third sentence of the third full paragraph:

         "In the view of Parent and Purchaser, neither net book value nor liquidation value (which Parent and Purchaser did not calculate) are useful measures for determining the value of Berlitz in light of the fact that Parent and Purchaser have no current plans"

         and inserting the words:

         "In the view of the Benesse Group, neither net book value nor liquidation value (which the Benesse Group did not calculate) are useful measures for determining the value of Berlitz in light of the fact that the Benesse Group has no current plans".

         15. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following parenthetical in the last sentence of the third full paragraph:

         "(including Parent and Purchaser)"

         and inserting the parenthetical:

         "(including Parent, Purchaser and Mr. Fukutake)".

         16. Section III of Special Factors - "Fairness of the Offer and the Share Exchange" at page 15 is hereby amended and supplemented by deleting the following words in the last sentence of the fourth full paragraph:

         "Parent and Purchaser"

         and inserting the words:

         "the Benesse Group".

         17. Section V of Special Factors - "Reports, Opinions and Appraisals" at page 27 is hereby amended and supplemented by inserting the following words at the end of the second paragraph:

         "The aggregate amount of fees earned by BAS and its affiliates during the past two years from services provided to Berlitz is approximately $1,538,000, including fees payable in connection with the Offer and the Share Exchange and fees and interest under Berlitz's credit facility to which, an affiliate of BAS, Bank of America, N.A., is a party. No services were supplied to Parent, Purchaser or Mr. Fukutake. These fees do not include any brokerage commissions or capital markets or asset management fees earned in connection with transactions in securities of the Benesse Group or Berlitz in the ordinary course of business, including any such amounts in connection with transactions effected for the account of any employee pension fund."

         18. Section V of Special Factors - "Reports, Opinions and Appraisals" at page 31 is hereby amended and supplemented by inserting the following words at the end of the fourth paragraph:

         "The aggregate amount of fees earned by Morgan Stanley Japan and its affiliates during the past two years from investment banking and underwriting services provided to Parent and Purchaser is approximately $2,604,000 including fees payable upon completion of the Offer and the Share Exchange. No such services were supplied to Berlitz or Mr. Fukutake. These fees do not include any brokerage commissions or capital markets or asset management fees earned in connection with transactions in securities of the Benesse Group or Berlitz in the ordinary course of business, including any such amounts in connection with transactions effected for the account of any employee pension fund."

         19. Section VI of Special Factors - "Interests of Certain Persons" at page 32 is hereby amended and supplemented by deleting the following words in the first full paragraph:

         "Parent and Purchaser are reviewing these options and these rights, but have reached no decision"

         and inserting the words:

         "The Benesse Group is reviewing these options and these rights and Parent and Purchaser have reached no decision".

         20. Section 1 of The Offer and the Share Exchange - "Terms of the Offer" at page 34 is hereby amended and supplemented by inserting the following words after the words "from time to time" in the first sentence of the third paragraph:

         "prior to the expiration of the Offer"

         21. Section 6 of The Offer and the Share Exchange - "Possible Effects of the Offer on the Market for the Shares: Stock Quotation; Exchange Act Registration; Margin Regulations" at page 40 is hereby amended and supplemented by deleting the following words in the last sentence of the third paragraph of that Section 6:

         "Parent and Purchaser"
         and inserting the words:

         "The Benesse Group".

         22. Section 9 of The Offer and the Share Exchange - "The Share Exchange" at page 47 is hereby amended and supplemented by deleting the following words in the first full paragraph:

         "Parent and Purchaser will review the composition of the Berlitz Board and make such changes as they deem appropriate."

         and inserting the words:

         "The Benesse Group will review the composition of the Berlitz Board and make such changes as it deems appropriate."

         23. Section 9 of The Offer and the Share Exchange - "The Share Exchange" at page 47 is hereby amended and supplemented by deleting the following words in the second full paragraph:

         "Parent and Purchaser will review the provisions of the Certificate of Incorporation and By-laws of Berlitz and may make changes to such documents as they deem"

         and inserting the words:

         "the Benesse Group will review the provisions of the Certificate of Incorporation and By-laws of Berlitz and may make changes to such documents as it deems".

         24. Section 9 of The Offer and the Share Exchange - "The Share Exchange" at page 47 is hereby amended and supplemented by deleting the following words in the third full paragraph:

         "Parent and Purchaser are reviewing these options and these rights, but have reached no decision"

         and inserting the words:

         "The Benesse Group is reviewing these options and these rights and Parent and Purchaser have reached no decision".

         25. Section 12 of The Offer and the Share Exchange - "Conditions of the Offer" at page 48 is hereby amended and supplemented by deleting the following words after the words "at any time" in the first sentence of the first paragraph of that Section 12:

         "prior to the time for payment of any such Shares"

         and by inserting the following words after the words "at any time" in the first sentence of the first paragraph of that Section 12:

         "prior to the expiration of the Offer".

         26. Section 12 of The Offer and the Share Exchange - "Conditions of the Offer" at page 49 is hereby amended and supplemented by inserting the following words after the words "an ongoing right that may be asserted at any time" at the end of the last sentence of the seventh paragraph:

         "prior to the expiration of the Offer."

         27. Section 13 of The Offer and the Share Exchange - "Legal Matters" at page 50 is hereby amended and supplemented by deleting the following words in the fourth full paragraph:

         "Parent and Purchaser do not believe"
         and inserting the words:

         "the Benesse Group does not believe".

         28. Section 13 of The Offer and the Share Exchange - "Legal Matters" at page 50 is hereby amended and supplemented by deleting the following words in the fifth full paragraph:

         "Based upon an examination of information available to Parent and Purchaser relating to the businesses in which Parent, Purchaser, Berlitz, and their respective affiliates are engaged, Parent and Purchaser believe that the Offer will not violate the antitrust laws."

         and inserting the words:

         "Based upon an examination of information available to the Benesse Group relating to the businesses in which Parent, Purchaser, Berlitz, and their respective affiliates are engaged, the Benesse Group believes that the Offer will not violate the antitrust laws."

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          SCHEDULE TO AND SCHEDULE 13E-3

                                          BENESSE CORPORATION


                                          By:   /s/ Soichiro Fukutake
                                          -------------------------------------
                                          Name:  Soichiro Fukutake
                                          Title:  President



                                          BENESSE HOLDINGS INTERNATIONAL, INC.


                                          By:   /s/ Soichiro Fukutake
                                          -------------------------------------
                                          Name:  Soichiro Fukutake
                                          Title:  Chairman



                                          SCHEDULE 13E-3 ONLY

                                          SOICHIRO FUKUTAKE


                                          /s/ Soichiro Fukutake
                                          -------------------------------------
                                          Soichiro Fukutake


Dated: April 24, 2001